U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F


                  Investment Company Act File Number 811-03054



                        THE MATTERHORN GROWTH FUND, INC.
               (Exact Name of Registrant as Specified in Charter)


                       301 Oxford Valley Road, Suite 802B
                                Yardley, PA 19067
                    (Address of Principal Executive Offices)


               Registrant's Telephone Number, including Area Code:
                                 (215) 321-1900



                          Gregory A. Church, President
                       301 Oxford Valley Road, Suite 802B
                                Yardley, PA 19067
                     (Name and Address of Agent for Service)


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I.     GENERAL IDENTIFYING INFORMATION

       1.     Reason fund is applying to deregister (CHECK ONLY ONE):

              [X] Merger

              [ ] Liquidation

              [ ] Abandonment of Registration

              [ ] Election of status as a Business Development Corporation

       2.     Name of Fund:

                    Matterhorn Growth Fund, Inc.

       3.     Securities and Exchange Commission File Number:

                    811-03054

       4. Is this an initial Form N-8F or an amendment to a previously filed From N-8F?

              [ ]   Initial Application       [X]   Amendment

       5.     Address of Principal Executive Office:

                    301 Oxford Valley Road, Suite 802B
                    Yardley, PA 19067

       6. Name, address, and telephone number of individual the Commission Staff should contact with any questions regarding this form:

                    Theodore G. Bradpiece
                    10366 Ormond Street
                    Shadow Hills, CA 91040-1414
                    (818) 767-2232


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       7.     Name, Address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rule 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                    Theodore G. Bradpiece
                    10366 Ormond Street
                    Shadow Hills, CA 91040-1414
                    (818) 767-2232

       8.     Classification of fund (check only one):

              [X]  Management company;

              [ ]  Unit investment trust; or

              [ ]  Face-amount certificate company

       9. Subclassification if the fund is a management company (check one only):

              [X]  Open-end          [ ]  Closed-end

       10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                    Massachusetts

       11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                    Matterhorn Asset Management Corporation
                    301 Oxford Valley Road, Suite 802B
                    Yardley, PA 19067

       12. Provide the name and address of each principal underwriter of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                    Bainbridge Securities Inc.
                    301 Oxford Valley Road, Suite 802B
                    Yardley, PA 19067

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       13.    If the fund is a unit investment trust ("UIT") provide:

              (a)   Depositor's name(s) and address(es):
                    Not Applicable

              (b)   Trustee's name(s) and address(es):
                    Not Applicable

       14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

              [ ]   Yes          [X]   No

                    If Yes, for each UIT state:

                    Name(s):
                    File No.: 811-________

       15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation, or Abandonment of Registration?

              [X]   Yes          [ ]   No

                    If Yes, state the date on which the board vote took place:

                    August 17, 2005

                    If No, explain:

                    Not Applicable

              (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation, or Abandonment of Registration?

              [X]   Yes          [ ]   No

                    If Yes, state the date on which the board vote took place:

                    December 30, 2005

                    If No, explain:

                    Not Applicable

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II.    DISTRIBUTIONS TO SHAREHOLDERS

       16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              [X]   Yes          [ ]   No

              (a) If Yes, list the date on which the fund made those distributions:

                    February 28, 2006

              (b)   Were the distributions made on the basis of net assets?

              [X]   Yes          [ ]   No

              (c)   Were the distributions made pro rata on share ownership?

              [ ]   Yes          [X]   No


              (d) If no to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                    Not Applicable

              (e)   Liquidations only:

                    Not Applicable

       17.    Closed-end Funds only:

              [ ]   Yes          [ ]   No


                    Not Applicable

              Has the fund issued senior securities:

                    Not Applicable

              If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

              Not Applicable

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       18.    Has the fund distributed ALL of its assets to the fund's
              shareholders?

              [X]   Yes          [ ]   No

              If No,

       (a) How many shareholders does the fund have as of the date this form is filed?

              Not Applicable

       (b) Describe the relationship of each remaining shareholder to the fund:

              Not Applicable

       19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

              [ ]   Yes          [X]   No

              If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

              Not Applicable

III.   ASSETS AND LIABILITIES

       20.    Does the fund have any assets as of the date this form is filed?

              [ ]   Yes          [X]   No

              If Yes,

       (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

              Not Applicable

       (b)    Why has the fund retained the remaining assets?

              Not Applicable

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       (c) Will the remaining assets be invested in securities?

              [ ]   Yes          [ ]   No

              Not Applicable

       21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

              [ ]   Yes          [X]   No

              If yes,

       (a)    Describe the type and amount of each debt or liability:

              Not Applicable

       (b) How does the fund intend to pay these outstanding debts or other liabilities?

              Not Applicable

IV.    INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

       22.    (a) List the expenses incurred with the Merger or Liquidation:

       a.     Legal expenses: $33,248
       b.     Accounting expenses: $28,765
       c.     Other expenses (list and identify separately:
                    Proxy Services: $19,430
       d.     Total expenses (sum of lines (i) - (iii) above):
                    $81,443

       (b)    How were those expenses allocated?

              Expenses were allocated pursuant to a Plan of Reorganization which identified those expenses to be paid by the Fund and those not to be paid by the Fund.

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       (c)    Who paid those expenses?

              Some of the expenses were paid by the Fund and some were paid for by the adviser of the acquiring fund.

       (d)    How did the fund pay for unamortized expenses (if any)?
                   The fund expensed the unamortized portion prior to February 28, 2006

       23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

              [ ]   Yes          [X]   No

                    If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

                    Not Applicable

V.       CONCLUSION OF FUND BUSINESS

       24. Is the fund a party to any litigation or administrative proceeding?

              [ ]   Yes          [X]   No

              If yes, describe the nature and extent of those activities:

               Not Applicable

       25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                                   [ ]   Yes              [X]  No

              If yes, describe the nature and extent of those activities:

              Not Applicable

VI.    MERGERS ONLY

       26.    (a) State the name of the fund surviving the Merger:

              CSI Equity Fund

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              (b)   State the Investment Company Act file number of the fund
                    surviving the Merger:

                    811-08255

              World Funds, Inc., the holder of the above referenced Investment Company Act file number, is the Trust where CSI Equity Fund is registered.

              (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used, and date agreement was filed:

                    File Number: 333-128891
                    Form Type: 497
                    Date: November 28, 2005

              (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                    Filed, see response to (c), above



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                                  VERIFICATION

              The undersigned states the (i) he or she has executed the Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the Matterhorn Growth Fund, Inc., (ii) he or she is the President of the Matterhorn Growth Fund, Inc., and (ii) all actions taken by shareholders, directors, and any body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in the N-8F application are true to the best of his or her knowledge, information, and belief.

                                               /s/Gregory A. Church
                                               --------------------
                                                Gregory A. Church